HOTBUYER.COM INC.
819 NASSAU STREET
NORTH BRUNSWICK, NJ 08902
Phone: 732-249-0315
Fax: 707-222-7734
E-mail: alzeller@hotbuyer.net


May 29, 2001

Securities and Exchange Commission
Attn: Mr. Webitt
450 5th Street N.W.                             VIA EDGAR CORRESPONDENCE
Washington, D.C. 20549-0506                     ------------------------

         RE: APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT HOTBUYER.COM, INC. (FILE NO. 000-32787)

Dear Mr. Webitt:

This filing is intended to accomplish the withdrawal of the Form 8-A12G and Form 8-A12G/A that was erroneously filed with the Securities and Exchange Commission on May 21, 2001 and May 22, 2001, respectively.

Please contact me if you have any questions or require additional information.

Very truly yours,


/s/ Albert C. Zeller, II

--------------------------
Albert C. Zeller, II
President